Headwaters Incorporated

10653 South River Front Parkway

Suite 300

South Jordan, UT 84095

March 22, 2010

BY FACSIMILE AND EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Pamela A. Long, Assistant Director
Hagen Ganem, Staff Attorney

RE:	Headwaters Incorporated
Amendment No. 3 to Registration Statement on Form S-4
Filed March 12, 2010
File No. 333-163285

Request for acceleration of effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Headwaters Incorporated (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Amendment No. 3 to Form S-4 (the “Registration Statement”), relating to the exchange of a new series of 11-3/8% Senior Secured Notes due 2014 for all of the Company’s outstanding 11-3/8% Senior Secured Notes due 2014, be accelerated to 4:00 P.M., Eastern Daylight Time, on March 24, 2010, or as soon thereafter as may be practicable.

The Company acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

HEADWATERS INCORPORATED

By:	/s/ D. Kerry Stubbs
D. Kerry Stubbs
Vice President of Financial Reporting

cc:	Harlan M. Hatfield, Senior Vice President and General Counsel of Headwaters Incorporated

Linda C. Williams, Esq., Pillsbury Winthrop Shaw Pittman LLP

Patrick J. Devine, Esq., Pillsbury Winthrop Shaw Pittman LLP

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